EXHIBIT 21.1

Subsidiaries of BioLineRx Ltd.

Entity Name	State or Country of Organization
BioLine Innovations Jerusalem Ltd.	Israel
BioLine Innovations Jerusalem Limited Partnership	Israel
BioLineRx USA, Inc.	Delaware